

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Armin Afzalipour
Co-President
MCI Income Fund VII, LLC
2101 Cedar Springs, Suite 700
Dallas, Texas 75201

> **Re: MCI Income Fund VII, LLC**
> **Amendment No. 6 to**
> **Offering Statement on Form 1-A**
> **Filed January 26, 2024**
> **File No. 024-12073**

Dear Armin Afzalipour:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

Amendment No. 6 to Offering Statement on Form 1-A filed January 26, 2024

Interim Financial Statements, page F-2

1.   Please revise your interim financial statements to include statements of comprehensive income and statements of cash flows for the comparable period of the preceding fiscal year (i.e., the period from August 26, 2022 (Inception) through September 30, 2022) and to include the footnote disclosures required by GAAP. Refer to Rule 8-03 of Regulation S-X.

Signatures, page 70

2.   Please revise your signatures page to include the statement "This offering statement has been signed by the following persons in the capacities and on the dates indicated" above the appropriate signatures. See the Signatures section of Form 1-A for guidance.

Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert R. Kaplan, Jr.